Filed Pursuant to Rule 433

Registration Statement No. 333-279076-01

Relating to Preliminary Prospectus Supplement dated May 13, 2024 to Prospectus dated May 2, 2024

May 13, 2024

Mid-America Apartments, L.P.

$400,000,000 5.300% Senior Notes due 2032

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated May 13, 2024 (the “preliminary prospectus supplement”) and the accompanying prospectus dated May 2, 2024 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P.

Security Title:	5.300% Senior Notes due 2032

Principal Amount:	$400,000,000

Trade Date:	May 13, 2024

Settlement Date:	May 22, 2024 (T+7)

Maturity Date:	February 15, 2032

Interest Payment Dates:	Payable semi-annually on February 15 and August 15, commencing August 15, 2024

Coupon Rate:	5.300% per year, accruing from May 22, 2024

Price to Public:	99.496% of the principal amount, plus accrued interest, if any, from May 22, 2024

Benchmark Treasury:	4.625% due April 30, 2031

Benchmark Treasury Price / Yield:	100-27 / 4.482%

Spread to Benchmark Treasury:	+90 basis points

Yield to Maturity:	5.382%

Optional Redemption:	Prior to December 15, 2031, make-whole redemption at the Treasury Rate (as defined) plus 15 basis points (except as otherwise provided in the preliminary prospectus supplement) plus accrued and unpaid interest. On and after December 15, 2031, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	59523U AW7 / US59523UAW71

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC TD Securities (USA) LLC KeyBanc Capital Markets Inc.

Senior Co-Managers:	Regions Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Fifth Third Securities, Inc.

Co-Managers:	Mizuho Securities USA LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, PNC Capital Markets LLC toll-free at 1-855-881-0697 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

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